Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: MARCH 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☐                                Form 40-F   ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                                   No  ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting
99.2	Management Proxy Circular
99.3	Form of Proxy
99.4	Supplemental Mailing List Card Pursuant to National Policy 54-102
99.5	Petro-Canada 2004 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/ HUGH L. HOOKER
Date: March 24, 2005	Hugh L. Hooker
Associate General Counsel
and Corporate Secretary